FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to achieve a high rate of return on invested capital and build long term shareholder value. The company has been under present management since September 1985.
Canadian insurance — Northbridge
Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2004, Northbridge’s net premiums written were Cdn$1,250.4 million. At year-end, the company had capital of Cdn$861.7 million and there were 1,506 employees.
U.S. insurance
Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. The company has been in business since 1824. In 2004, C&F’s net premiums written were US$869.6 million. At year-end, the company had capital of US$966.8 million and there were 1,079 employees.
Fairmont Insurance, based in Houston, writes specialty niche property and casualty and accident and health insurance. In 2004, Fairmont’s net premiums written were US$166.4 million. At the end of 2004, Fairmont had combined capital of US$168.7 million and there were 222 employees.
SRO Napa, a managing general underwriter based in Napa, California with six regional underwriting offices across the United States, underwrites specialized excess casualty and excess property business on behalf of unaffiliated insurers and reinsurers. In 2004, it produced US$127.8 million of premium, and at year-end there were 58 employees.
Asian insurance
Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2004, Falcon’s net premiums written were HK$343.1 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$254.1 million and there were 114 employees.
First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2004, First Capital’s net premiums written were SGD26.3 million (approximately SGD1.6 = US$1). At year-end, the company had capital and surplus of SGD64.3 million and there were 30 employees.
Reinsurance — OdysseyRe
OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2004, OdysseyRe’s net premiums written were US$2,349.6 million. At year-end, the company had capital of US$1,440.5 million (US$1,585.5 million under US GAAP) and there were 566 employees.

Runoff and Group Re
The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance. At year-end, the merged company had capital of US$1,481.1 million (statutory capital and surplus of US$742.0 million).
The European runoff group consists of RiverStone Holdings and Dublin, Ireland-based nSpire Re. At year-end, this group had combined capital (excluding amounts related to financing the acquisition of Fairfax’s U.S. insurance and reinsurance companies) of US$543.2 million.
The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. At year-end, TRG/RiverStone had 485 employees in the U.S., located primarily in Manchester, New Hampshire and Dallas, and 220 employees in its offices in London, Brighton, Paris and Stockholm.
Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance programs of Fairfax’s subsidiaries with third party reinsurers, on the same terms as the third party reinsurers. In 2004, its net premiums written were US$341.4 million.
Other
Lindsey Morden Group provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2004, revenue totalled Cdn$438.9 million. The company was established in 1923, and at year-end the group had 3,384 employees located in 284 offices.
MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.
Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.
Notes:

(1)	All companies are wholly owned except Northbridge Financial, a public company of which Fairfax owns 59.2%; OdysseyRe, a public company of which Fairfax owns 80.8%; and Lindsey Morden Group, a public company of which Fairfax owns 75.0%.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e. excluding a 26.0% interest in the ICICI/ Lombard joint venture and investments in Hub International, Zenith National and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
2004 was the second year in our 19-year history that we lost money, due to unprecedented hurricane activity, reduced investment income as a result of our very conservative investment position, and runoff losses. We lost 1.0% on average shareholders’ equity in 2004 (compared to a return on equity of about 15.5% for the S&P 500 and 12.7% for the S&P/TSX). We had a loss of $17.8 million (all dollar amounts in this letter are in U.S. dollars unless stated otherwise) or $2.16 per share in 2004 compared to a profit of $271.1 million or $18.55 per share in 2003. For the second time in our history, book value per share decreased, by 4.1% to $184.86 per share, due to the loss in 2004 and a share issue below book value, while our share price dropped 3.4% to $168.50 from $174.51 at year end 2003. Intrinsic value, however, increased significantly in 2004 because of the excellent performance of our ongoing insurance and reinsurance companies. In spite of 2004, over the past 19 years, we have compounded book value by 28.7% from $1.52 per share to $184.86 per share and stock prices have followed from $2.38 to $168.50, a compound rate of 25.1% per year.
While our returns left much to be desired in 2004, we made significant progress in achieving the second and third objectives in our guiding principles that we have reproduced in Appendix A. As you will see later, our financial position was significantly strengthened during 2004 and we have taken a big step forward to make it easier for you to understand our company by disclosing segmented balance sheets as well as income statements.
In spite of the occurrence of four major hurricanes in the U.S., our underwriting performance in 2004 was excellent, as shown below:

	Year ended December 31,

				Net Premiums
	Combined Ratio			Written
	2004	2003(1)	2002(1)	2004 vs. 2001(1)
				(% change)
	(%)
Canadian Insurance – Northbridge	87.7	92.6	97.4	114
U.S. Insurance
Crum & Forster	106.5	104.4	108.3	67
Fairmont	99.3	99.2	107.0	(16)

Total	105.4	103.3	107.9	51

Asia Insurance	91.9	96.0	99.8	401
Reinsurance – OdysseyRe	98.1	96.9	99.1	139
Total Fairfax	97.5	97.6	101.5	104

(1)	Excludes Falcon and Old Lyme which were transferred to Asia Insurance and Runoff respectively effective January 1, 2004.
As you can see from the table, our ongoing insurance and reinsurance operations more than doubled their premiums in this hard market with combined ratios below 100%. Only a few companies in the P&C industry have been able to double their net premiums written during the hard market and our management teams again deserve your applause for their outstanding performance during the hard cycle. With the industry getting more competitive, our management teams continue to be very focused on achieving underwriting profitability over the entire market cycle and are very willing to let the net premiums written drop significantly, if necessary. The record Florida hurricanes cost our operating companies $222 million in 2004 ($253 million including Group Re) or 5.1 percentage points on the combined ratio.
Investment performance in 2004 was hampered by our very conservative position which included not reaching for yield, maintaining large cash positions and hedging a significant portion of our common stock holdings against a decline in the equity markets. The $81.5 million unrealized loss in our hedges flowed through our income statement as realized losses. Adding the $27.0 million of costs in repurchasing of our bonds at a premium to par to our hedging losses, we had $108.5 million deducted from realized gains. We began the year with unrealized gains of $244.9 million, realized net gains of $275.2 million (excluding the $40.1 million gain on the Northbridge secondary offering and the above-mentioned $27.0 loss on the repurchase of our bonds at a premium to par) and ended the year with unrealized gains of $428.3 million. The total return on our average investment portfolio (excluding from the portfolio the $539.5 million of investments from the above-mentioned economic hedges), including all interest and dividend income, gains and losses on the disposal of securities and the change in unrealized gains during the year, was 6.3% – significantly less than the 11.1% earned in 2003 and the average 9.5% earned over the past 19 years. As you will read later, we continue to be quite concerned about the investment environment in which we operate and believe that our cautious stance will serve our shareholders well over the long term. Our invested assets were up 8% to $13.5 billion in 2004 and were approximately $840 per share, only 7% less than the $904 per share we began the year with, in spite of the 18% increase in common shares from our equity issue.
We really concentrated on reducing financial risk and strengthening our balance sheet in 2004. In this regard, we did the following:

1.	We raised $300 million by issuing 2.4 million shares, mainly to Markel Corporation ($100 million) and Southeastern Asset Management ($150 million). As I have said previously, we did not like the price but we liked the long term partners – Steven Markel at Markel and Mason Hawkins at Southeastern and its Longleaf funds. It was great to welcome Steven Markel back as he was our partner in 1985 when we began. Southeastern, as you know, is our largest shareholder. We expect to recoup the approximately 5% dilution in book value from this issue by the additional flexibility that this issue will provide.

2.	Through an exchange offer and a tender offer for our bonds, bond buybacks and the issuance of bonds, we succeeded in removing refinancing risk by effectively reducing $543 million in bonds maturing through 2008 to $466 million of bonds maturing in 2012. The bonds we issued were investment grade bonds (i.e. similar in terms to all of Fairfax’s outstanding bonds) even though our current bond rating is non-investment grade.

3.	Early in the year, the California Department of Insurance confirmed that TIG had met the three financial tests at the end of 2003. As a consequence, it permitted the release of 26.4 million shares of Odyssey Re Holdings (with a current market value of about $660 million) from the TIG trust and the postponement of the $100 million note due from Fairfax on June 30, 2004 to June 30, 2005. We are proposing to defer the payment of this note to June 2006.

4.	We continued to reduce the portion of U.S. deferred tax asset on our balance sheet which relates to capitalized U.S. operating and capital losses from $535.7 million in 2002 to $400.6 million in 2003 and $251.8 million in 2004. We expect this asset to be significantly reduced over the next few years through taxable income generated by our U.S. insurance and reinsurance operations.

5.	We oversaw a turnaround at Lindsey Morden, where all five operating divisions are performing well, and we think we will continue to see good profitability and cash flow.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.	We ended the year with $567 million in cash, short term investments and marketable securities at the holding company level.
Many of you have told us that Fairfax has become complicated to understand in the past few years. Our objective has always been to keep our operations simple, and in that regard, we have taken a major step by supplementing our segmented income statements in the MD&A with segmented balance sheets (please see page 51 and the various pages describing each individual segment). These statements show investment portfolios, reinsurance recoverables, provisions for claims, etc. by company. Shown below is how our consolidated capital is invested (amounts in tables throughout this letter are in $ millions).

								Corporate
		U.S.	Fairfax		Ongoing			and
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Runoff	LMG	Other	Consolidated
Debt	–	300.0	–	374.9	674.9	–	194.3	1,623.1	2,492.3
Non-controlling interests	293.4	–	–	281.0	574.4	–	14.9	(6.3)	583.0
Investments in affiliates	–	101.6	–	87.9	189.5	461.3	–	(650.8)	–
Shareholders’ equity	425.8	1,033.9	93.7	1,071.6	2,625.0	1,794.6	44.7	(1,255.2)	3,209.1

Total capital	719.2	1,435.5	93.7	1,815.4	4,063.8	2,255.9	253.9	(289.2)	6,284.4

% of capital	11%	23%	1%	29%	64%	36%	4%	(4)%	100%

So, you can see that of Fairfax’s total capital of $6,284.4 million, approximately 11% is invested in Northbridge, 23% in U.S. insurance, 1% in Fairfax Asia and 29% in OdysseyRe for a grand total of 64% in the insurance and reinsurance operations. The remaining 36% is invested in our runoff operations. Fairfax’s investment in runoff of $2,255.9 million consists of $461.3 million of investments in affiliates (which is mainly the 18.7 million shares of OdysseyRe owned by TIG) and the $728.9 million future income tax asset (described on page 70) which we expect to recover in the next few years. Excluding the investment in affiliates and tax loss carryforwards, Fairfax has approximately $1.1 billion invested in its runoff operations or approximately 17% of its total capital.
How are each of the operations doing? Shown below for 2004 is the net income from each of our operations and the ROE of our ongoing operations.

		U.S.	Fairfax		Ongoing			Corporate
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Runoff	LMG	and Other	Consolidated
Net income after taxes	124.3	49.5	4.1	160.1	338.0	(123.4)	(20.6)	(211.8)	(17.8)
ROE (average equity)	19.3%	4.4%	4.5%	11.7%	10.5%
As shown, in spite of the hurricanes and our cautious investment strategy, Northbridge and Odyssey made good returns on equity. Crum & Forster (U.S. Insurance), because of the hurricanes, made only a modest return. Runoff lost significant money because of operating costs in excess of investment income as well as some reserve development and commutation losses. Lindsey Morden lost money due to writeoffs on the sale of its TPA business and the significant interest costs at the Lindsey Morden holding company. We expect our ongoing operations to continue to do well and Lindsey Morden to extend the profitability that began in the fourth quarter, while at our runoff operations we are seeking to reduce our losses and become profitable. We are also focused on reducing our corporate and other expenses, including interest expense.
Below we update the table on intrinsic value and stock price that we first presented five years ago. As you can see from the table, book value per share decreased slightly in 2004 and our stock price has basically been flat. There is no question that the intrinsic value of Northbridge, Crum & Forster and OdysseyRe increased significantly again in 2004, more than offsetting the decrease in the runoff segment.

	INTRINSIC VALUE			STOCK PRICE

		% Change in
	ROE	Book Value*		% Change in
	%	per Share		Stock Price
1986	25.2	+	180	+	287
1987	32.5	+	48	+	2
1988	22.8	+	31	+	31
1989	21.0	+	27	+	30
1990	23.0	+	41		– 40
1991	21.5	+	24	+	94
1992	7.7	+	1	+	7
1993	15.9	+	42	+	135
1994	11.4	+	18	+	3
1995	20.4	+	25	+	50
1996	21.9	+	63	+	195
1997	20.5	+	39	+	6
1998	23.0	+	37	+	57
1999	4.6	+	33		– 52
2000	3.9	+	1		– 10
2001	(12.0)		– 18		– 32
2002	13.0	+	14		– 25
2003	10.9	+	29	+	127
2004	(1.0)		– 4		– 3
1986-2004	15.1%	+	29%	+	25%
We continue to be focused on achieving a 15% ROE over time. We can earn a 15% ROE in a year which is normal for catastrophes (the record Florida hurricanes cost us $253 million in 2004) by producing higher investment income (interest and dividend income and realized gains) and reducing runoff losses. As mentioned in our conference calls, we have one of the best infrastructures for runoffs in the U.S. and Europe, and given the long term record of Dennis Gibbs and his team at IIC and more recently at Fairfax, we will be offering our services to others in 2005.
The table below shows the sources of our net earnings with Lindsey Morden equity accounted. This table, like various others below, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2004	2003
Underwriting
Insurance – Canada (Northbridge)	115.5	52.3
– U.S.	(55.0)	(27.1)
– Asia (Fairfax Asia)	4.7	1.5
Reinsurance (OdysseyRe)	43.2	61.0

Underwriting income	108.4	87.7
Interest and dividends	301.4	220.3

Operating income	409.8	308.0
Realized gains	162.7	534.6
Runoff and other	(193.6)	(110.0)
Claims adjusting (Fairfax portion)	(15.4)	(16.6)
Interest expense	(151.3)	(138.6)
Corporate overhead and other	(76.3)	(48.7)

Pre-tax income	135.9	528.7
Taxes	(74.6)	(187.6)
Non-controlling interests	(79.1)	(70.0)

Net earnings	(17.8)	271.1

The table shows the results from our insurance and reinsurance (underwriting and investments), runoff and other and non-insurance operations. Runoff and other operations include the U.S. runoff group, the European runoff group and our participation in third party reinsurance programs of our subsidiaries (referred to as “Group Re”). Claims adjusting shows our share of Lindsey Morden’s after-tax loss. Also shown separately are realized gains at our ongoing operations so that you can better understand our earnings from our operating companies.
Operating income (ongoing insurance and reinsurance underwriting and interest and dividends) increased significantly from $308.0 million to $409.8 million as we again made a significant underwriting profit in 2004. Interest and dividend income increased significantly as we reduced the cash position of our portfolio from approximately 47% in 2003 to approximately 27% in 2004 (excluding from our portfolio $539.5 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets), primarily by investing in U.S. treasury bonds. The gross yield on the portfolio continued to be very low at 3.6% (2.8% net of the guaranteed 7% interest on funds withheld treaties) as we did not reach for yield by taking on additional credit risk. Every 1% increase in yield results in a $135 million increase in interest and dividend income.
Realized gains at our ongoing operations dropped significantly in 2004 from the very high levels prevailing in 2003. The realized gains in 2004 were after the $108.5 million of non-trading realized losses discussed earlier.
The runoff and other loss in 2004 was better than the $100 million operating loss we predicted in early 2004 after excluding the $74.4 loss from the unplanned commutation in the third quarter (this commutation was another step towards simplifying our runoff structure), the $51.3 million of intercompany net realized gains which are eliminated on consolidation, and the $75.0 million strengthening of construction defect reserves. Reserves at TIG, which constitutes the U.S. runoff, held up well in 2004.
Interest costs increased in 2004, reflecting the additional debt issued by Crum & Forster and OdysseyRe in 2003, partially offset by reduced interest costs at Fairfax. Over time, reduced financial leverage plus higher interest income from our cash holdings should result in lower net interest costs. Corporate overhead and other increased from 2003 levels as detailed on page 71 in the MD&A.
Insurance and Reinsurance Operations
In spite of the record hurricane activity in Florida (which cost us 5.1 percentage points on the combined ratio), insurance and reinsurance operations had an excellent year in 2004 with a consolidated combined ratio of 97.5%. In 2001, World Trade Center losses of $186.8 million (less than the $222 million in Florida hurricane losses) resulted in a combined ratio for ongoing operations of 120.7%. Northbridge had an outstanding year with a combined ratio of 87.7% while OdysseyRe had an excellent year with a combined ratio of 98.1% after 4.2 points for hurricanes. Crum & Forster had a 106.5% combined ratio which included 11.1 points for the hurricanes. As we mentioned at our investor meeting in New York, Crum & Forster’s property operation, on a cumulative basis for the 2001 to 2004 years, had a combined ratio of 94% gross and net of reinsurance. Crum & Forster was not able to protect itself for the year 2004 from a frequency of high intensity hurricanes that Florida has never experienced before. Excluding the hurricanes, in 2004 Crum & Forster had a combined ratio of 95.4%.
Net premiums written by these operations expanded by 9.5%, which resulted in large positive cash flows at Northbridge, Crum & Forster and OdysseyRe of $948 million, not far below the record $1.1 billion of 2003 (which included $235 million from two large commutations at Crum & Forster).
As the table below shows, in the hard markets following 2001, each of Northbridge, Crum & Forster and OdysseyRe expanded their net premiums written significantly, had combined ratios below 100% (excluding asbestos and record hurricane activity for Crum & Forster) and generated significant internal capital, with the strong positive cash flows resulting in a dramatic increase in their investment portfolios. The capital adequacy of those companies is well in excess of regulatory requirements: at the end of 2004, each of Northbridge’s companies’ capital and surplus were in excess of 200% of their minimum capital requirements (the regulatory minimum is 150%), while each of Crum & Forster’s and OdysseyRe’s capital and surplus was in excess of 3.5 times the authorized control level (the regulatory minimum is 2.0 times).
                  Northbridge

	% change
	2004 vs 2001		2004		2003	2002
Net premiums written	+114%		958		802	533
Net income	n/a	(1)	124		108	34
Investment portfolio	+135%		1,762	(2)	1,384	925
Shareholders’ equity	+140%		719		568	356
Combined ratio	92.6%	(3)	87.7%		92.6%	97.4%
Return on equity	17.7%	(3)	19.3%		23.6%	10.3%

FAIRFAX FINANCIAL HOLDINGS LIMITED

                  Crum & Forster

	% change
	2004 vs 2001		2004		2003	2002
Net premiums written	+67%		870		857	729
Net income	n/a	(1)	38		177	78
Investment portfolio	+28%		3,084	(2)	3,015	2,376
Shareholders’ equity	+30%	(4)	967		990	1,039
Combined ratio	106.4%	(3)	106.5%		104.4%	108.3%
Return on equity	9.7%	(3)	3.9%		17.4%	7.8%
                  OdysseyRe

	% change
	2004 vs 2001		2004		2003	2002
Net premiums written	+139%		2,350		2,154	1,631
Net income	n/a	(1)	160		276	151
Investment portfolio	+75%		4,661	(2)	4,067	3,010
Shareholders’ equity	+66%		1,440		1,297	1,021

Combined ratio	98.0%	(3)	98.1%		96.9%	99.1%
Return on equity	17.2%	(3)	11.7%		23.8%	16.0%

(1)	There was a loss in 2001, due primarily to World Trade Center losses.

(2)	Net of investments from the economic hedges against a decline in the equity markets.

(3)	Simple three-year average 2002 – 2004.

(4)	After adjusting for dividend payments of $218 in 2003 and $62 in 2004.
In the table on page 103 of the MD&A, we again show the float that Fairfax’s ongoing insurance and reinsurance operations have generated and the benefit or cost of that float. As that table shows, our average float for our insurance and reinsurance companies increased by 21.4% in 2004 from 2003, at no cost. This was the second straight year of generating a no-cost float. Unfortunately, because of our cautious investment strategy, there was not much we could invest this additional float in — but that, too, will change. Patience is a virtue!
Through hard work and determination, we have built three excellent and significant operating companies in the insurance and reinsurance business. Please review the websites of Northbridge, Crum & Forster and OdysseyRe for additional information on these excellent companies.
Reserving
All in all, I am very happy to report that our reserves held up well. Any development at Northbridge and OdysseyRe was absorbed in their excellent combined ratios. In 2004, following an independent ground-up study of its asbestos and environmental reserves, Crum & Forster booked those reserves at the independent actuary’s point estimate by increasing those reserves by $100 million in the fourth quarter, all of which was covered by aggregate stop loss reinsurance purchased in 2001. Crum & Forster’s net cost in the fourth quarter for this charge was offset by redundancies. Crum & Forster’s full year net cost related to prior years’ loss reserve development, including redundancies, was $25 million.
For all our ongoing insurance and reinsurance operations, our objective, as you know, is to repeat Northbridge’s reserve record. In the last ten years, Northbridge has had cumulative average redundancies of 1.8% on an accident year basis. After many years of adverse development, we believe that the reserves of our ongoing underwriting operations are in good shape.
As for our runoff operations, TIG’s reserves held up for the first time in the last five years and, as discussed in the MD&A, the runoff is progressing well. In the European runoff, we had $75 million of adverse development of construction defect reserves, including $50 million in the fourth quarter. Otherwise, our reserves held up well in the European runoff as well.
As mentioned in previous Annual Reports, we have a very rigorous reserve review that takes place annually which results in an annual certification of our consolidated reserves by PricewaterhouseCoopers (the valuation actuary’s report is on page 19).
Canadian GAAP vs US GAAP
Although our financial statements are prepared on a Canadian GAAP basis, we also show you our results annually and quarterly on a US GAAP basis and reconcile them with Canadian GAAP (for 2004 we have done this in note 19 to the consolidated financial statements). There are two major differences between Canadian and US GAAP:

1.	Under US GAAP, the stocks and bonds in our investment portfolio are marked to market and the unrealized gains or losses after taxes are included in common shareholders’ equity. As shown in note 19, the $282.5 million of after tax unrealized stock and bond gains as of December 31, 2004 increased common shareholders’ equity by that amount under US GAAP.

2.	Under Canadian GAAP, reinsurance recoveries on the stop loss reinsurance treaties mentioned below in this section are recorded at the same time as the claims incurred are ceded. Under US GAAP, those reinsurance recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the claims incurred over the premiums paid recorded as a deferred gain and amortized to income over time as the underlying claims are paid. The effect of this difference is that US GAAP earnings will be lower than Canadian GAAP earnings at the time of a claims cession, but will exceed Canadian GAAP earnings in the future as the deferred gain is amortized into income. In 2004, for example, US GAAP earnings benefited from $25.3 million of deferred gain amortization as shown in note 19. Also as shown in that note, the cumulative deferred gain after taxes under US GAAP is $535.6 million, which is included in the $515.3 million reduction of US GAAP common shareholders’ equity as compared to Canadian GAAP common shareholders’ equity. Please note that this $515.3 million reduction in equity is only for US GAAP and does not affect U.S. regulatory (statutory) capital.
The combination of the $282.5 million increase and $515.3 million decrease in common shareholders’ equity described above results in Fairfax’s common shareholders’ equity being $232.8 million less under US GAAP than under Canadian GAAP, balanced by the fact that US GAAP earnings will be higher than Canadian GAAP earnings in the future because of the deferred gain amortization.
As discussed in the runoff section on page 64 and in detail in past Annual Reports, the Swiss Re protection was purchased in 1999 to protect Fairfax from pre-1999 adverse reserve development and reinsurance recoverable bad debt. At that time, we never expected to fully use the $1 billion cover, but today we are happy that we purchased it. As in the case of the Chubb Re cover mentioned below, we decided to use a funds held contract or similar arrangement (meaning we maintain investment management over the premiums we pay) because we felt we could earn more than 7% on the money and keep the excess (as noted

FAIRFAX FINANCIAL HOLDINGS LIMITED

on page 107, over our 19 years we have achieved an average annual total return on our investments of 9.5%). As of December 31, 2004, our cumulative returns on the funds held for the Swiss Re protection exceeded the 7% bogey by $10 million even though recently we have had more than half the money invested in T-bills. Our Chubb Re protection is also discussed in the runoff section on page 65.
Financial Position

	December 31,	December 31,
	2004	2003
Cash, short term investments and marketable securities	566.8	410.2
Long term debt (including OdysseyRe debt)	2,057.4	1,942.7
TRG purchase consideration payable	195.2	200.6
Net debt	1,685.8	1,733.1
Common shareholders’ equity	3,072.5	2,781.4
Preferred shares and trust preferred securities of subsidiaries	189.0	216.4
OdysseyRe non-controlling interest	281.0	250.6
Total equity	3,542.5	3,248.4
Net debt/equity	48%	53%
Net debt/total capital	32%	35%
Interest coverage	1.9x	4.8x
During the year, we issued $300 million of equity to significantly deleverage our balance sheet and increase cash in the holding company to record levels. Our net debt to equity and net debt to total capital ratios dropped in 2004. Also in 2004, through debt exchange offers and the issue of $466 million of investment grade debt (i.e. no debt covenants) due in 2012, we effectively removed any external debt maturities until 2012, eight years from now (at the end of 2003, we had $543 million of bonds maturing in the next five years).
We continue to be focused on reducing our financial leverage to further strengthen our balance sheet. Of course, earnings will help! As mentioned in last year’s Annual Report, Fairfax has significant financial flexibility now because Northbridge and OdysseyRe are public companies and have access to the public markets if they ever need financing. As Crum & Forster’s debt is registered with the SEC, it too can have access to financing in the public markets. All three companies are well financed and have capital well in excess of their regulatory requirements, but access to public markets provides each of them with significant flexibility. As discussed in the MD&A, Crum & Forster also now has significant dividend capacity.

Investments
The table below shows the time-weighted returns achieved by Hamblin Watsa (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our U.S. insurance and reinsurance companies (measured in U.S. dollars) and for our Canadian insurance companies (measured in Canadian dollars), compared to the benchmark index in each case.

	5 years	10 years	15 years
Managed for U.S. companies
Common stocks	17.3%	17.7%	14.3%
S&P 500	–2.3%	12.1%	10.9%
Bonds	12.0%	9.8%	9.8%
Merrill Lynch Corporate Index	8.0%	7.9%	7.9%
Managed for Canadian companies
Common stocks	17.4%	16.8%	13.9%
S&P/TSX Composite	3.6%	10.0%	8.1%
Bonds	9.2%	9.6%	10.4%
Scotia Capital Universe Index	8.2%	9.0%	9.4%
As you can see, our long-term returns by asset category have been excellent – in absolute terms (which we care about) and in relative terms (compared to their respective index).
However, we continue to be cautious on equities. The market risks are many (they have been catalogued by us before) and include high debt levels, liberal credit standards (particularly towards consumer lending), policy makers low on ammo (record federal deficits and low interest rates), huge derivative exposures, unfunded pension liabilities (with high return assumptions and high equity contents), asset backed bonds and the possibility of a run on mutual funds.
The Japanese experience continues to fascinate us as we lived through it. In the late 1980s, the Japanese said they were different and their markets were not going down in spite of “bubble” valuations. The Japanese markets are currently down approximately 70% from their highs in 1989. Today and in the last few years, similar statements are made in the U.S. about U.S. markets. Only time will tell!! Jeremy Grantham of Grantham Mayo recently stated in a Barron’s article that of the 28 bubbles that they have studied in all asset categories (including gold, silver, Japanese equities, 1929, etc.), this recent bubble in the U.S. is the only one that has not completely reversed itself (just as it was about to reverse in 2003, it turned and rebounded).
Given our view and the fact that we have about $2 billion (market value) in common stocks, we decided in the fall of 2004 to protect our insurance company capital against a 1 in 50 year to 1 in 100 year equity market meltdown by hedging approximately half of our equity position. We have protected our capital by selling approximately $1 billion of S&P 500 indices (SPDRs) short – with a cap on our loss if we are wrong by the purchase of S&P two-year call options at 20% out of the money.
Gross realized gains in 2004 totalled $402.2 million. After realized losses of $95.4 million (including $81.5 million of mark to market declines on our S&P 500 hedges, recorded as realized losses) and provisions of $31.6 million, net realized gains were $275.2 million, excluding the $40.1 million gain on the Northbridge secondary offering and the $27.0 loss on repurchasing our bonds at a premium to par. Net gains from fixed income securities were $139.6 million, while net gains from common stocks were $157.4 million (after $81.5 million of mark to market declines on our S&P 500 hedges, recorded as realized losses); please see

FAIRFAX FINANCIAL HOLDINGS LIMITED

note 3 to the consolidated financial statements. The principal contributions to stock realized gains were NipponKoa ($54.3 million, a gain of 84%), Russel Metals ($46.4 million, a gain of 173%), and BT Group PLC ($21.3 million, a gain of 23%).
Our unrealized gains (losses) as of year-end are as follows:

	2004	2003
Bonds	3.9	(84.5)
Preferred stocks	0.6	1.6
Common stocks	279.3	254.6
Strategic investments*	139.0	68.4
Real estate	5.5	4.8

	428.3	244.9

*	Hub International, Zenith National and Advent
Notwithstanding our general views on markets and stock valuation levels, we did come across some common stocks in 2004 that fit our long term, value oriented philosophy. Here are our common stock investments, broken down by country:

	Carrying Value	Market Value
United States	511.1	501.1
Canada	340.0	435.0
Other	827.5	1,021.8

	1,678.6	1,957.9

Miscellaneous
Our segmented balance sheet on page 51 shows you where your money is invested. Our three major operating companies are worth much more than their carrying value and we are working on achieving that state with our runoff companies as well.
With the help of outside experts retained by our Board, we reviewed and formalized our corporate governance policies. Your level of protection has always been uppermost in our minds in our corporate governance and this has not changed.
As a foreign private issuer, we were in fact not required to provide SOX 404 reports for 2004 (section 404 of the Sarbanes-Oxley legislation requires a corporation and its independent auditors to report on the effectiveness of the corporation’s internal control over financial reporting). For several reasons, though, including our desire to give complete disclosure, to provide the greatest assurance to our shareholders and debtholders and to assess for ourselves the quality of our internal control over financial reporting, we voluntarily elected to provide those reports. We are very pleased that both our own and our auditors’ SOX 404 reports are clean – that is, the reports conclude that we maintained effective control over financial reporting as at December 31, 2004 and do not identify any material weaknesses in these controls.
With the current focus on the cost of executive pensions, we should mention that at Fairfax head office there are no executive pensions and therefore no pension liabilities (we contribute annually the permitted limit – Cdn$15,500 in 2004 – to our executives’ registered retirement savings plans).
Any defined benefit pension plans are at the operating subsidiaries. At December 31, 2004, the aggregate defined benefit plan assets, with a fair value of $387.1 million, were invested 59% in bonds, 32% in equities and 9% principally in cash. The key assumptions used to determine the actuarial obligation of these plans were an expected long term rate of return on plan assets of 6.0% to 7.5%, a discount rate of 5.5% to 6.5% and a rate of increase of future compensation of 3.5% to 5.8%.
This is again a good time to remind you that we have listed the risks in our business as simply as we could (beginning on page 110). As I said in the last few years, they continue to be many and very real. This year, I wanted to highlight the ones on reinsurance recoverables, ratings, claims reserves (always a risk) and fluctuations in stock and bond prices. We have extensive disclosure on each of these risks and on runoff cash flow in the MD&A. Although there are no guarantees, I feel much more comfortable about these risks today then in the past five years.
It is with great pleasure that I welcome Paul Murray to the Fairfax Board of Directors. Paul was one of the seven original equity investors who refinanced Fairfax in 1985 and, as the proxy circular shows, continues to own the majority of his original holdings. Paul has served as CFO and CEO of Donlee Manufacturing Industries and VP Finance and Treasurer of Redpath Industries.
We were also very excited during 2004 when Sam Mitchell, one of the founding partners of the investment counselling firm Marshfield Associates, decided to join Fairfax as a principal in its Hamblin Watsa investment counselling operations. Sam has had an outstanding track record for the past 18 years managing common stock portfolios using a disciplined, long term, value oriented philosophy.
Recently, Paul Fink, a long term veteran of Fairfax and Hamblin Watsa, has retired. Paul was responsible for the refinancing of Markel Financial (now Fairfax) in 1985 because, through his previous position at a financial institution, he lent us the Cdn$3 million (the toughest money I ever raised) which, together with equity funds from original shareholders like Robbert Hartog and Paul Murray, financed Fairfax at inception. We will miss him and wish him and his family a very long and happy retirement.
We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Tuesday, April 12, 2005 in Room 106 at the Metro Toronto Convention Centre, 255 Front Street West.
I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our Annual Reports since 1985 are available there, as well as our corporate governance documentation and links to the informative websites of our various individual companies. Our press releases and published financial statements are posted to our website immediately upon issuance. Our quarterly reports for 2005 will be posted to our website on the following days after the market close: first quarter – April 28, second quarter – July 28 and third quarter – October 27. Our 2005 Annual Report will be posted after the market close on March 3, 2006.
I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2004. We look forward to continuing to build shareholder value for you over the long term.
March 4, 2005
V. Prem Watsa
Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax Financial Holdings Limited
Unconsolidated Statements of Earnings
(combined holding company earnings statements)
for the years ended December 31, 2004 and 2003
(unaudited – US$ millions)

	2004		2003

Revenue
Dividend income	100.0	(1)	115.3
Interest income	6.5		5.9
Management fees	31.4		35.0
Realized gains	28.7		5.2

	166.6		161.4

Expenses
Interest expense	92.5		107.2
Operating expenses	60.2		43.6
Other	10.6		(4.4)

	163.3		146.4

Earnings before income taxes	3.3		15.0

(1)	Excludes $100.4 of dividends from nSpire Re which were used to fund indemnities to TIG.
Prior year comparatives have been restated to conform with the 2004 presentation.
The foregoing unconsolidated statements of earnings of Fairfax provide supplementary information on the holding company’s sources of revenue and interest and overhead requirements. These combined holding company statements of earnings include the unconsolidated earnings statements of Fairfax Financial Holdings Limited, the public Canadian holding company, and the Canadian and U.S. holding companies which have issued long term debt or trust preferred securities or which carry out certain of Fairfax’s parent company corporate functions. These statements exclude intercompany arrangements other than dividends from subsidiaries. None of the holding companies pays tax currently, and accordingly these statements are presented on a pre-tax basis. Note (2) on page 45 is applicable to the foregoing statements.

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:

1)	We expect to earn long term returns on shareholders’ equity in excess of 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.
     Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.
STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.
VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!